December 4, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ruairi Regan

Re:	Cancer Genetics, Inc.

Amended Registration Statement on Form S-1

Filed November 16, 2012

File No. 333-178836

Dear Mr. Regan:

On behalf of Cancer Genetics, Inc. (the “Company”), we are sending our proposed responses to the comments contained in the letter, dated November 29, 2012 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Pre-Effective Amended Registration Statement on Form S-1 (Registration No. 333-178836) (the “Registration Statement”). Enclosed please find the draft response letter and associated changes pages from the S-1 Registration Statement. Once the responses in this letter have been reviewed, we anticipate filing Amendment No. 10 to that Registration Statement (“Amendment No. 10”).

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/  Alan Wovsaniker

cc:  Yvan-Claude Pierre, Reed Smith LLP

November 30, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ruairi Regan

Re:	Cancer Genetics, Inc.

Amended Registration Statement on Form S-1

Filed November 16, 2012

File No. 333-178836

Dear Mr. Regan:

On behalf of Cancer Genetics, Inc. (the “Company”), we are sending our responses to the comments contained in the letter, dated November 29, 2012 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Pre-Effective Amended Registration Statement on Form S-1 (Registration No. 333-178836) (the “Registration Statement”). This letter accompanies the Company’s filing of Amendment No. 10 to that Registration Statement (“Amendment No. 10”). Enclosed are three courtesy copies of Amendment No. 10, which are marked to show changes from Amendment No. 9 to the Registration Statement as filed with the Commission on November 16, 2012.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter. The Company’s supplemental response is set forth below each respective comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Securities and Exchange Commission	November 30, 2012

Response:

There have been no written communications (as defined in Rule 405) presented to potential investors or research reports distributed by any broker or dealer participating in our offering.

Use of Proceeds, page 42

2.	Given your strategy to seek FDA clearance or approval disclosed on page 4, please clarify whether proceeds of the offering will be used to seek such approval.

Response:

We have amended the Use of Proceeds section to make this clarification.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Results of Operations, page 64

3.	We note your disclosure in the second paragraph beneath the table regarding the substantial increase in revenues from your direct bill customers. Please clarify how you identify your direct bill customers and how these customers differ from others, including the non-medicare payors referenced in this section. For example, it is unclear when a hospital would or would not be a direct bill customer. We note your disclosure in the first paragraph on page 54 and in the fourth paragraph on page 106 regarding hospitals and direct billing.

Response:    We have clarified the disclosures with respect to direct bill customers.

Securities and Exchange Commission	November 30, 2012

4.	We note your disclosure on page 106 regarding your reimbursement rates and the impact of out-of-network services. Please tell us, with a view to disclosure, whether your revenues from out-of-network transactions are significantly different than your revenues from in network services.

Response:

We have clarified our disclosures with respect to reimbursement rates.

Liquidity and Capital Resources, page 68

Cash Flows, page 71

Cash Used in Investing Activities, page 73

5.	We note your disclosure that the landlord agreed to reduce your security deposit requirement to a $250,000 letter of credit upon a capital raise of at least $20 million by July 31, 2012. Please revise your security deposit disclosure as necessary since the Company did not raise capital of at least $20 million by July 31, 2012.

Response:

We have provided additional disclosure with respect to our landlord and the security deposit.

Legislative and Regulatory Changes Impacting Clinical Laboratory Tests, page 108

6.	Please clarify the significance of the codes identified in the fourth paragraph of this section to your business.

Response:

We have provided additional disclosure with respect to the new codes.

Financial Statements

Unaudited Financial Statements for the Quarter Ended September 30, 2012

Securities and Exchange Commission	November 30, 2012

Notes to Unaudited Consolidated Financial Statements, page F-6

Note 3. Revenue and Accounts Receivable, page F-10

7.	Please provide the information required by FASB ASC 954-310-50-3 or tell us why you believe this guidance does not apply to you.

Response:

Since the Company assesses the patient’s ability to pay prior to recognizing revenue and recognizes revenue only to the extent that it expects to collect the amounts due, we believe the guidance in 954-310-50-3 does not apply in this situation. Nevertheless, we have expanded our disclosures in Note 3 regarding the allowance for doubtful accounts and how it is accounted for.

Report of Independent Registered Public Accounting Firm, pages F-25

8.	We note the use of a “to be issued” modification to the accountant’s report and assume that prior to effectiveness this paragraph will be removed, the accountants report will be dual dated for note 11 and that the related accountants’ consent will be filed. If our assumption is not correct, please advise.

Response:

Your assumption about the accountant’s report is correct.

Other Expenses of Issuance and Distribution, page II-1

9.	We note the revised disclosure regarding payment of underwriter expenses on page 163. Please advise us why you have not included those expenses in this section.

Response:

We have revised the disclosures on page II-1 in response to this comment to include the expenses.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

cc:	Yvan-Claude Pierre, Reed Smith LLP

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $29.3 million from the sale of shares of common stock offered in this offering, or approximately $34.2 million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $7.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Of the estimated offering expenses, we already paid approximately $1.3 million and therefore will have approximately $1.3 million of additional net proceeds from this offering available to us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $6.5 million, assuming the initial public offering price per share stays the same. An increase of 1,000,000 in the number of shares we are offering, together with a $1.00 increase in the assumed initial public offering price per share, would increase the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $12.1 million. A decrease of 1,000,000 in the number of shares we are offering, together with a $1.00 decrease in the assumed initial public offering price per share, would decrease the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $10.2 million. We do not expect that a change in the offering price per share or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

We currently intend to use the net proceeds of the offering as follows:

•	approximately $5.0 million to repay certain outstanding indebtedness, as described below;

•

approximately $5.0 million to fund further research and development, potential regulatory submissions (including but not limited to the costs for seeking FDA approval to commercially launch our proprietary genomic-based diagnostic tests) and the potential commercial launch of our proprietary tests and potential collaborations;

•	approximately $7.0 million to hire additional sales and marketing personnel and support increased sales and marketing activities;

•	$2.0 million to fund our initial contribution to our joint venture with Mayo; and

•	approximately $10.0 million to fund ongoing operations and expansion of the business.

The expected use of net proceeds of this offering represents our current intentions based upon our present plan and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. For example, if we identify opportunities that we believe are in the best interests of our stockholders, we may use a portion of the net proceeds from this offering to acquire, invest in or license complementary products, technologies or businesses although we have no current commitments, understandings or agreements to do so. Other than the obligation to repay outstanding indebtedness of approximately $5.0 million, we will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the proceeds of this approvals or clearances from the appropriate regulatory authorities, including FDA. For further discussion of the approvals and clearances that may be required, see the section entitled “Description of the Business—Governmental Regulations.” Without these approvals, the success of these commercialization efforts will be limited. To obtain these approvals and facilitate market adoption of our proprietary tests, we anticipate having to successfully complete additional studies with clinical samples and publish our results in peer-reviewed scientific journals. Our ability to complete such studies is dependent upon our ability to leverage our collaborative relationships with leading institutions to facilitate our research and obtain data for our quality assurance and test validation efforts.

We believe that the factors discussed in the following paragraphs have had and are expected to continue to have a material impact on our results of operations and financial condition.

Revenues

Our revenue in 2011 was generated principally through our clinical laboratory services, with approximately 10% of our revenue from government research grants such as the National Cancer Institute, and approximately 3% of our revenue from sales of our DNA probes, which are only sold outside the United States. The clinical laboratory industry is highly competitive, and our relationship with the decision-maker at hospitals, cancer centers or physician offices is a critical component of securing their business. Consequently, our ability to attract and maintain productive sales personnel that have and can grow these relationships will largely determine our ability to grow our clinical services revenue. In order to grow our clinical laboratory revenue, we must continue to pursue validation studies and work with oncology thought leaders to develop data that is helpful in supporting the need for our tests and services.

Due to the early stage nature of our business and our limited sales and marketing activities to date, we have historically derived a significant portion of our revenue from a limited number of test ordering sites, although the test ordering sites that generate a significant portion of our revenue have changed from period to period. For example, there was one site which represented more than 10% of our revenue for the year ended December 31, 2010 that generated less than 10% of our revenue for the year ended December 31, 2011. Our test ordering sites are largely hospitals, cancer centers, reference laboratories and physician offices. Oncologists and pathologists at these sites order the tests on behalf of the needs of their oncology patients. For the nine months ended September 30, 2012, our top five test ordering sites accounted for 61% of our clinical testing volume with approximately 47% of the volume coming from community hospitals. For the year ended December 31, 2011, our top five test ordering sites represented approximately 63% of our clinical testing volume, with approximately 29% of the volume coming from community hospitals. Our top five test ordering sites for the year ended December 31, 2010 accounted for 60% of our clinical testing volumes, with approximately 15% of the volume coming from community hospitals. In particular, during the year ended December 31, 2010, there were three sites which each accounted for 10% or more of our revenue: one community hospital accounted for approximately 12% of our revenue; a regional reference laboratory accounted for approximately 11% of our revenue and a community oncology practice accounted for another approximately 11% of our revenue. For the year ended December 31, 2011, we generated revenue from two test ordering sites that represented 10% or more of our revenue: a community hospital accounted for approximately 18% of our revenue and a community oncology practice accounted for approximately 11% of our revenue. For the nine months ended September 30, 2012, three test ordering sites accounted for 10% or more of our revenue; a university teaching center accounted for approximately 15%; a clinical trial client accounted for approximately 12% and a community hospital network accounted for approximately 11%. We generally do not enter into formal written agreements with such test ordering sites and, as a result, we may lose these significant test ordering sites at any time. The loss of any one of these test ordering sites would not materially adversely affect our results of operations.

We receive revenue for our clinical lab services from private insurance carriers, Medicare, “direct bill” customers, and grants. Direct bill customers are institutions that choose, generally at the beginning of our relationship, to pay for our laboratory services directly, as opposed to having patients (or their insurers) pay for those services and providing us with the patients’ insurance information. For instance, bio-pharmaceutical companies generally are direct bill customers. A hospital may elect to be a direct bill customer, and pay our bills directly, or may provide us with patient information so that their patients pay our bills, in which case we generally look to payment from their private insurance carrier or Medicare. In a few instances, we have arrangements where a hospital may have two accounts with us, so that certain tests are direct billed to the hospital, and certain tests are billed to and paid by a patient’s insurer. The billing arrangements generally are dictated by our customers and in accordance with state and federal law. In 2011, private insurance accounted for approximately 54% of our total revenue, Medicare accounted for approximately 24% of our total revenue, direct bill clients accounted for 12% of our total revenue and the balance of our revenue was attributable to grants. In 2010, private insurance accounted for approximately 55% of our total revenue, Medicare accounted for approximately 24% of our total revenue, direct-bill clients comprised approximately 16% of our total revenue and the balance of our revenue was attributable to grants. As we expand our portfolio of tests and services, our sales activities and our ExpandDX™ program, we expect the percentage of revenue from direct-bill customers may decrease over the long term. However, during the nine months ended September 30, 2012 we started working with a community hospital that preferred the direct bill model and a new direct bill clinical trial services customer, which resulted in a significant increase in direct bill customers as a percentage of revenue for the nine months ended September 30, 2012. It is too early in our development to predict whether our experience during the nine months ended September 30, 2012 indicates a reversal in the trend we had seen in prior years or simply a quarterly variation as we attempt to expand our business and introduce new community hospitals, regional laboratories or clinical trial services customers in a particular period. On average, we generate less revenue per test from direct-bill customers than from other third-party payors but we also have significantly reduced collections risk from direct-bill customers and have not experienced any significant collection issues or expenses as a result.

Cost of Revenues

Our cost of revenues consists principally of internal personnel costs, including stock-based compensation, laboratory consumables, shipping costs, overhead and other direct expenses, such as specimen procurement and third party validation studies. We are pursuing various strategies to reduce and control our cost of revenues, including automating our processes through more efficient technology, attempting to negotiate improved terms with our suppliers and exploring relocating our manufacturing operations to a lower cost-base country.

Operating Expenses

We classify our operating expenses into three categories: research and development, sales and marketing, and general and administrative. Our operating expenses principally consist of personnel costs, including stock-based compensation, outside services, laboratory consumables and overhead, development costs, marketing program costs and legal and accounting fees.

Research and Development Expenses. We incur research and development expenses principally in connection with our efforts to develop our proprietary tests. Our primary research and development expenses consist of direct personnel costs, laboratory equipment and consumables and overhead expenses. We anticipate that research and development expenses will increase in the near-term, principally as a result of hiring additional personnel to develop and validate tests in our pipeline and to perform work associated with our research collaborations. In addition, we expect that our costs related to collaborations with research and academic institutions will increase. For example, we recently entered into an affiliation agreement to form a joint venture with the Mayo Foundation for Medical Education and Research. All research and development expenses are charged to operations in the periods they are incurred.

Sales and Marketing Expenses. Our sales and marketing expenses consist principally of personnel and related overhead costs for our sales team and their support personnel, travel and entertainment expenses, and other selling costs including sales collaterals and trade shows. We expect our sales and marketing expenses to

2010, to December 31, 2011, principally was the result of our $19.9 million net loss during the period, offset by non-cash equity compensation of $1.1 million, the change in value of derivative warrants of $10.4 million and an increase in accounts payable and accrued expenses of $1.2 million, resulting in $5.1 million of cash used in operations offset by $6.0 million in net proceeds from borrowings under our line of credit and on a note payable. The $1.8 million increase in our cash and cash equivalents from December 31, 2009, to December 31, 2010, resulted principally from our $8.4 million net loss during the year, offset by approximately $3.5 million in noncash expenses, principally due to the change in value of derivative warrants, and $8.3 million in net proceeds from the issuance of the Series B preferred stock.

Cash Used in Operating Activities

Net cash used in operating activities was $5.8 million for the nine months ended September 30, 2012, consisting primarily of a $2.6 million net loss during the period, which includes $761,000 in cash interest payments, and non-cash income from a change in fair value of warrant liability of $6.4 million offset by non-cash debt costs of $2.5 million and $900,000 in equity and warrant-based non-cash compensatory transactions.

Net cash used in operating activities was $5.1 million for the year ended December 31, 2011 consisting primarily of a $19.9 million net loss, offset by the change in the fair value of the warrant liability of $10.4 million, depreciation of $357,000, bad debt expense of $373,000 due a decline in collections related to a change in our billing company, stock-based compensation of $1.1 million, amortization of a loan guarantee fee of $575,000, additional accretion of debt discount on newly outstanding debt of $481,000 and an increase in accounts payable and accrued expenses due to an increase in professional fees.

Net cash used in operating activities was $5.7 million for the year ended December 31, 2010 consisting of a $8.4 million net loss partially offset by $2.0 million change in the fair value of warrant liabilities, $477,000 in equity based compensation expense, $528,000 in amortization of loan guarantee fees, an increase in accounts payable of $447,000 due to cash conservation efforts, an increase in accounts receivable of $570,000 due to collection problems with our prior billing company, an increase in other current assets of $711,000 related to IRS research credit, and $317,000 in depreciation expense.

Net cash used in operating activities was $3.3 million for the year ended December 31, 2009 consisting of a $7.3 million net loss partially offset by $953,000 change in the fair value of warrant liabilities, $301,000 in equity based compensation expense, $1.9 million in amortization of loan guarantee fees, an increase in accounts payable of $430,000 due to cash conservation efforts, and $304,000 in depreciation expense.

Cash Used in Investing Activities

Net cash used in investing activities was $268,000 for the nine months ended September 30, 2012 due to an increase in our restricted cash related to a $50,000 increase in the Letter of Credit related to our lease as well as $184,000 in patent application costs. Pursuant to the terms of our lease for our Rutherford facility, we were required to maintain a letter of credit in the amount of $450,000 to use as a guarantee for the security deposit. In February 2011, we allowed the letter of credit to expire, which as discussed below, led to a decrease in our restricted cash for fiscal 2011. On April 6, 2012, we reached an agreement with the landlord which requires us to provide a letter of credit in the amount of $250,000 and in exchange, the landlord agreed to forebear taking action to enforce our obligation to maintain the $450,000 letter of credit. The landlord also agreed to reduce our security deposit requirement to a $250,000 letter of credit upon a capital raise of at least $20.0 million by July 31, 2012. We have continued to update the landlord on the expected timing of a capital raise. The landlord has verbally agreed to extend the time to complete a capital raise and has allowed us to continue to lease the property with a reduced security deposit of $250,000.

Net cash used in investing activities was $113,000 for the year ended December 31, 2011 due to purchases of fixed assets of $269,000 and patent costs of $83,000 offset by a decrease of $238,000 in restricted cash related to a letter of credit with our landlord.

Third-party Payor Reimbursement

Revenues from our clinical laboratory tests are derived from several different sources. Depending on the billing arrangement and applicable law, parties that reimburse us for our services include:

•	Third-party payors that provide coverage to the patient, such as an insurance company, managed care organization or a governmental payor program;

•	Physicians or other authorized parties (such as hospitals or independent laboratories) that order the testing service or otherwise refer the services to us; or

•	The patient.

For the year ended December 31, 2011, we derived approximately 54% of our total revenue from private insurance, including managed care organizations and other health care insurance providers, 24% from government payor programs, 12% from direct-bill customers, including hospitals and other laboratories, and approximately 10% from other sources.

Where there is a coverage policy, contract or agreement in place, we bill the third-party payor, the hospital or referring laboratory as well as the patient (for deductibles and coinsurance or copayments, where applicable) in accordance with the policy or contractual terms. Where there is no coverage policy, contract or agreement in place, we pursue reimbursement on behalf of each patient on a case-by-case basis and rely on applicable billing standards to guide our claims.

We are reimbursed for three categories of tests: (1) genetic and molecular testing; (2) anatomic pathology and IHC and (3) general immunology and flow cytometry. Reimbursement under the Medicare program for the diagnostic services that we offer is based on either the Medicare Physician Fee Schedule or Medicare Clinical Laboratory Fee Schedule, each of which in turn is subject to geographic adjustments and is updated annually. Medical services provided to Medicare beneficiaries that require a degree of physician supervision or other involvement, such as pathology tests, are generally reimbursed under the Medicare Physician Fee Schedule, whereas clinical diagnostic laboratory tests are generally reimbursed under the Clinical Laboratory Fee Schedule. Most of the services that we provide are for genetic and molecular testing, which are reimbursed as clinical diagnostic laboratory tests.

Medicare fee schedule amounts are established for each billing code, or CPT code. In addition, for its laboratory fee schedule, Medicare also sets a cap on the amount that it will pay for any individual test. This cap, usually referred to as the National Limitation Amount, is set at a percentage of the median of all the contractor fee schedule amounts for each billing code. In the past, Congress has lowered the percentage of the median used to calculate the National Limitation Amount in order to achieve budget savings. Currently, the National Limitation Amount ceiling is set at 74% of the median for established tests and 100% of the median for certain new tests that were not previously reimbursed. In billing Medicare for clinical laboratory services, we are required to accept, as payment in full, the lowest of our actual charge, the fee schedule amount for the state or local geographical area or the National Limitation Amount.

Medicare also has policies that may limit when we can bill directly for our services and when we must instead bill another provider, such as a hospital. When the testing that we perform is done on a specimen that was collected while the patient was in the hospital, as either an inpatient or outpatient, we may be required to bill the hospital for our services, rather than the Medicare program, depending on whether or not the service was ordered more than 14 days after the patient’s discharge from the hospital. These requirements are complex and time-consuming and, depending on what they require, may affect our ability to collect for our services.

Our reimbursement rates can vary based on whether we are considered to be an “in-network” provider, a participating provider, a covered provider or an “out-of-network” provider. These definitions can vary from insurance company to insurance company, but we are generally considered an “out of network” or non-participating provider in the vast majority of our cases. It is not unusual for a company that offers highly specialized or unique testing to be an “out of network” provider. An “in-network” provider usually has a contracted arrangement with the insurance company or benefits provider. This contract governs, among other things, service-level agreements and reimbursement rates. In certain instances an insurance company may negotiate an “in-network” rate for our testing rather than pay the typical “out-of-network” rate. An “in-network” provider usually has rates that are lower per test than those that are “out-of-network”, and that rate can vary from a single digit percentage deduction discount to upwards of 25% to 30% percent lower than an “out-of-network” provider. The discount rate varies based on the insurance company, the testing type and the often times the specifics of the patient’s insurance plan.

In addition, as part of the Middle Class Tax Relief and Job Creation Act of 2012 (“MCTRJCA”), signed into law by the President on February 22, 2012, Congress extended the special billing rule that also allowed laboratories to bill Medicare for the technical component of certain pathology services furnished to patients of qualifying hospitals. Effective July 1, 2012, independent laboratories, like our laboratory, are required to bill for the technical component of these services in most instances.

Billing Codes for Third-party Payor Reimbursement

CPT codes are the main data code set used by physicians, hospitals, laboratories and other health care professionals to report separately-payable clinical laboratory tests for reimbursement purposes. The CPT coding system is maintained and updated on an annual basis by the American Medical Association. Although there is no specific code to report microarrays for oncology, such as our MatBA®-CLL, there are existing codes that describe all of the steps in our MatBA®-CLL testing process. We currently use a combination of different codes to describe the various steps in our testing process. Many of the CPT codes used to bill for molecular pathology tests such as ours have been significantly revised by the CPT Code Editorial Panel. These new codes replace the more general “stacking” codes that were previously used to bill for these services with more test-specific codes, which will be effective January 2013. In the Final Physician Fee Schedule Rule, which was issued in November 2012, CMS stated that it had determined it would pay for the new codes as clinical laboratory tests, which are payable on the Clinical Laboratory Fee Schedule (CLFS). CMS also stated that it plans to “gapfill” the new codes; that is, it will ask the contractors to determine a reasonable price for the new codes.

Among the new codes that were created by CPT were a specific subset of codes called Multi-analyte Assays with Algorithmic Analysis (MAAAs). These tests typically use an algorithm applied to certain specific components to arrive at a score that is used to predict a particular clinical outcome. CMS recently stated that it will not pay for some of these new codes, because it does not believe it is permitted to pay for the underlying algorithm. Instead, it will pay for only for the specific laboratory components that are performed as part of these tests. CMS also stated it has plans to seek additional information about these codes next year. It is not clear what position CMS will finally decide to take on the MAAA tests, but its decision could adversely affect future reimbursement for such tests, including those we may develop. Currently less than 10% of our revenue is derived from tests that may be considered MAAAs.

These changes in coding and reimbursement methods could have an adverse impact on our revenues going forward. However, we are currently working with our revenue consultants to determine what changes will be required by the new coding changes. The elimination of the “stacking” codes will require us to either use the new more specific codes where applicable beginning January 1, 2013, or to use other “Not Otherwise Classified” (NOC) codes when billing for some of our tests. If CMS decides not to reimburse for the algorithm included in the MAAA tests, then we would only be able to bill Medicare for the specific genetic examinations that we perform, without the algorithms. The introduction of the new codes, in combination with the other action being considered by CMS with regard to pricing, could result in a reduction in the payment that we receive for our tests and make it more difficult to obtain coverage from Medicare or other payers. There can be no guarantees that Medicare and other payers will establish positive or adequate coverage policies or reimbursement rates. We are moving forward with plans to obtain billing codes for our tests. A specific code for our tests, however, does not clinical laboratory fee schedule by 2% in 2013, which in turn will serve as a base for 2014 and subsequent years. CMS has projected that because of changes required by PPACA and MCTRJCA, payment for clinical laboratory services will go down by approximately 3% by 2013.

With respect to our diagnostic services for which we are reimbursed under the Medicare Physician Fee Schedule, because of the statutory formula, the rates would have decreased for the past several years if Congress failed to intervene. In the past, when the application of the statutory formula resulted in lower payment, Congress has passed interim legislation to prevent the reductions. On November 1, 2012, the Centers for Medicare & Medicaid Services (CMS) issued its 2013 Physician Fee Schedule Final Rule (“the Final Rule”). In the Final Rule, CMS called for a reduction of approximately 26.5% in the conversion factor that is used to calculate physician reimbursement. This cut is scheduled to become effective as of January 1, 2013, unless Congress acts to delay it. In the past Congress has always acted to delay the implementation of similar cuts, and it is likely to consider such legislation again before the end of the year, although there is no assurance, what action, if any, it will take. However, if Congress fails to act, the resulting decrease in payment, effective January 1, 2013, will adversely impact our revenues and results of operations. In addition, for 2012, CMS has requested that the American Medical Association’s Relative Value Scale Update Committee reexamine the relative values of certain pathology codes, including FISH codes. The Relative Value Scale Update Committee is an expert panel that provides relative value recommendations to CMS for use in annual updates to the Medicare Physician Fee Schedule. These relative values are used by CMS to determine payments and CMS seeks to assess whether such codes are misvalued and an adjustment is necessary. We cannot predict at this time whether the Relative Value Scale Update Committee will recommend any changes and/or whether CMS will accept those recommendations. Approximately 24% of our total revenues are derived from Medicare generally and any changes to the physician fee schedule that result in a decrease in payment will adversely impact our revenues and results of operations.

In addition, the Final Rule included a reduction of certain relative value units and geographic adjustment factors used to determine reimbursement for a number of commonly used pathology codes, including CPTs 88300, 88302, 88304, and 88305. In particular, the Final Rule implements a cut of approximately 33% in the global billing code for 88305 and a 52% cut in the Technical Component of that code. These codes describe services that we must perform in connection with our tests and we bill for these codes in connection with the services that we provide. The Company is currently studying the new rule and the impact on its revenues.

Further, with respect to the Medicare Program, Congress has proposed on several occasions to impose a 20% coinsurance on patients for clinical laboratory tests reimbursed under the clinical laboratory fee schedule, which would require us to bill patients for these amounts. Because of the relatively low reimbursement for many clinical laboratory tests, in the event that Congress were to ever enact such legislation, the cost of billing and collecting for these services would often exceed the amount actually received from the patient and effectively increase our costs of billing and collecting.

Some of our Medicare claims may be subject to policies issued by Palmetto GBA, the current Medicare Administrative Contractor for California, Nevada, Hawaii and certain U.S. territories. The Medicare contractor has recently issued a Local Coverage Decision that affects coverage, coding and billing of many molecular diagnostic tests. Under this Local Coverage Determination, Palmetto will not cover any molecular diagnostic tests, including our tests, unless the test is expressly included in a National Coverage Determination issued by CMS or a Local Coverage Determination or coverage article issued by Palmetto. Currently, laboratory providers may submit coverage determination requests to Palmetto for consideration and apply for a unique billing code for each test (which is a separate process from the coverage determination). In the event that a non-coverage determination is issued, the laboratory must wait six months following the determination to submit a new request. In addition, effective May 1, 2012, Palmetto implemented its new Molecular Diagnostic Services Program, under which, among other things, laboratories must use newly-assigned billing codes specific to the test. These new billing codes enable Palmetto to measure utilization and apply coverage determinations. Denial of coverage by Palmetto, or reimbursement at inadequate levels, would have a material adverse impact on market acceptance of our tests.

CANCER GENETICS, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

Note 3. Revenue and Accounts Receivable

Revenue by payor type for the nine months ended September 30 is comprised of the following:

	Nine Months Ended September 30,
	2012	2011
Medicare	$586,896	$523,813
Direct bill (including clinical trials)	1,158,212	271,866
Grants and royalty	474,973	220,195
Insurance carrier and all others	1,005,750	1,127,953

	$3,225,831	$2,143,827

Accounts receivable by payor type at September 30, 2012 and December 31, 2011 consists of the following:

	September 30, 2012	December 31, 2011
Medicare	$171,175	$152,186
Direct bill	446,968	64,183
Insurance carrier and all others	265,735	496,661
Allowance for doubtful accounts	(44,500)	(24,050)

	$839,378	$688,980

We have historically derived a significant portion of our revenue from a limited number of test ordering sites. The test ordering sites are largely hospitals, cancer centers, reference laboratories, physician offices and clinical trial clients. Oncologists and pathologists at these sites order the tests on behalf of the needs of their oncology patients. The top five test ordering sites during the nine months ended September 30, 2012 and 2011 accounted for 61% and 62%, respectively, of our clinical testing volumes, with 47% and 28%, respectively, of the volume coming from community hospitals. In particular, during the nine months ended September 30, 2012, there were three sites which each accounted for approximately 10% or more of our revenue. A university teaching center accounting for approximately 15%, a clinical trial client accounted for approximately 12%, and a community hospital accounted for approximately 11%. During the nine months ended September 30, 2011, there were three sites which accounted for more than 10% of our revenue: a community hospital accounted for approximately 12%, a community oncology practice accounted for approximately 11%, and a university teaching center accounted for approximately 10%. We generally do not enter into formal written agreements with such testing sites and, as a result, we may lose these significant test ordering sites at any time.

Accounts receivable are reduced by an allowance for doubtful accounts, the amount of which is determined by an analysis of individual accounts. Our policy for assessing the collectability of receivables is dependent upon the major payor source of the underlying revenue. For direct bill clients, an assessment of credit worthiness is performed prior to initial engagement and is reassessed periodically. If deemed necessary, an allowance is established on receivables from direct bill clients. For insurance carriers where there is not an established pattern of collection, revenue is not recorded until cash is received. For receivables where insurance carriers have made payments to patients instead of directing payments to us, an allowance is established for a portion of such receivables. After reasonable collection efforts are exhausted, amounts deemed to be

F-10

CANCER GENETICS, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

uncollectible are written off against the allowance for doubtful accounts. Since we only recognize revenue to the extent we expect to collect such amounts, bad debt expense related to receivables from patient service revenue is recorded in general and administrative expense in the consolidated statement of operations. The increase in the allowance from December 31, 2011 to September 30, 2012 was based upon the individual analysis of accounts receivable as described above.

Note 4. Notes Payable and Lines of Credit

Below is a summary of our short-term and long-term debt obligations as of September 30, 2012 and December 31, 2011:

	September 30, 2012	December 31, 2011
December 2011 Financing Transaction	$4,000,000	$—
Secured Note Payable, short-term	76,378	—
Other Note Payable	—	100,000
Unamortized debt discount	(545,451)	—

Notes Payable, Current Portion	$3,530,927	$100,000

Line of Credit, Principal Balance	$3,000,000	$—
Unamortized Debt Discount	(248,994)	—

Line of Credit, Current Portion	$2,751,006	$—

December 2011 Financing Transaction	$2,000,000	$3,000,000
2012 Convertible Debt Financing Transaction	2,000,000	—
Other Note Payable	100,000
Secured Note Payable	43,622	—
Unamortized debt discount	(1,344,926)	(1,087,635)

Notes Payable, Long-Term	$2,798,696	$1,912,365

Lines of Credit, Principal Balances	$6,000,000	$9,000,000
Unamortized Debt Discount	—	(562,745)

Lines of Credit, Long-Term	$6,000,000	$8,437,255

December 2011 Financing Transaction

As of September 30, 2012, we had $6 million outstanding under a Credit Agreement dated as of December 21, 2011, as amended and restated as of February 13, 2012. The Credit Agreement is with John Pappajohn and Andrew Pecora (indirectly through an investment company), both members of our board of directors, and NNJCA Capital, LLC (“NNJCA”), a limited liability company of which Dr. Pecora is a member, for a $6.0 million secured term loan. Mr. Pappajohn provided $4.0 million of financing, NNJCA provided $1.5 million of financing and Dr. Pecora provided $500,000 of financing under the Credit Agreement.

The loan bears an annual interest rate equal to the prime rate plus 6.25% (9.50% at September 30, 2012) and matures on February 13, 2013, with an option, at our election, if there has been no event of default, to extend the loan term for an additional six months. The term loan due to Pecora and NNJCA has a prepayment penalty in the aggregate amount of $190,000, less interest previously paid, if we prepay the loan prior to February 12, 2013. The lenders may require that the loan be repaid within 30 days should we complete our IPO and receive gross

F-11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts, commissions, and non-accountable expense allowance, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the NASDAQ Capital Market listing fee.

Item	Amount
SEC registration fee	$5,613
FINRA filing fee	6,710
NASDAQ Capital Market listing fee	75,000
Legal fees and expenses	1,950,000
Accounting fees and expenses	510,000
Printing and engraving expenses	240,000
Transfer agent and registrar fees and expenses	15,000
Blue Sky fees and expenses	5,000
Miscellaneous fees and expenses	117,677

Total*	$2,925,000

* Approximately $1,250,000 of these expenses have already been paid by the Company.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors and executive officers to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors and executive officers to the maximum extent permitted by the Delaware General Corporation Law.

In addition, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

II-1